

September 8, 2011

Via Email
Shawn K. Singh, J.D.
Chief Executive Officer
VistaGen Therapeutics, Inc.
384 Oyster Point Boulevard, No. 8
South San Francisco, CA 94080

      Re: **VistaGen Therapeutics, Inc.**
                 Form 8-K
                 Filed May 16, 2011, as amended on June 8, 2011 and August 12, 2011
                 File No. 000-54014

Dear Mr. Singh:

We have reviewed the above listed filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K filed May 16, 2011, as amended on June 8, 2011

Item 1. Business, page 4

1. We note that your main source of revenue for the past two fiscal years has been grant funding from the U.S. National Institute of Health ("NIH") and the California Institute for Regenerative Medicine ("CIRM"). Please expand your disclosure in your Business section to disclose the material terms of these grants, including any conditions on funding, obligations under the grants, and the intellectual property rights of each party. Please file as exhibits any written agreements between the company and NIH and CIRM, as these appear to be material contracts within the meaning of Item 601(b)(10) of Regulation S-K.

Intellectual Property, page 16

2. Please revise your disclosure to include a more robust discussion of your material patents, including the duration of each and the jurisdiction in which each was granted. To the extent that you hold the rights to patents under license or collaboration agreements, as described on pages 16 through 19, please ensure that the duration of each of these patents is disclosed as well if the duration of the overlying agreements is tied to the patent expiration. See Item 101(h)(4)(vii) of Regulation S-K for guidance.

Item 1A. Risk Factors, page 21

"Because we became a public company by means of a reverse merger, we may not be able to attract the attention of major brokerage firms." page 37

3. We note the following statement on page 37: "Additional risks may exist since we became public through a 'reverse merger' transaction." Please revise your disclosure to describe the "additional risks" referenced in this statement.

Item 5. Directors and Executive Officers, page 53

4. Please revise your disclosure to discuss the specific experience, qualifications, attributes or skills that led to the conclusion that each director should serve on the board of the company, as required by newly revised Item 401(e)(1) of Regulation S-K. Please note that the present disclosure of each individual's business experience alone is not sufficient to comply with this requirement.

Form 8-K/A filed August 12, 2011

Results of Operations

Comparison of Years Ended March 31, 2011 and 2010

Research and Development Expenses, page 5

5. Please clarify if you have additional products, other than AV-101. Please provide us additional disclosure to be included in future filings to address the following for each of your material product candidates:
   • The nature, objective, and current status of the project;
   • The costs incurred during each period presented and to date;
   • The nature of efforts and steps necessary to complete the project;
   • The risks and uncertainties associated with completing development;
   • The extent and nature of additional resources that need to be obtained if current liquidity is not expected to be sufficient to complete the project; and

- Your estimate of the date of completion of any future milestone such as completion of a development phase, date of filing an NDA with a regulatory agency, or approval from a regulatory agency.

3. Summary of Significant Accounting Policies, page F-12

Revenue Recognition, page F-13

6. Please propose a disclosure that explains when you recognize the non-refundable upfront technology access fees for which you have a continuing performance obligations and how you determine the amount to be recognized.

Platinum Notes, page F-23

7. Please provide us your analysis in determining that the conversion price adjustment feature available for voluntary conversion is not an embedded derivative.

16. Subsequent Events, page F-42

8. Please clarify for us whether the number of shares in this disclosure is indicated on the post-merger or pre-merger basis. In addition, please provide us disclosure to be included in your next periodic report a roll-forward of common stock outstanding from March 31, 2011 to June 30, 2011.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Keira Ino at (202) 551-3659 or Mary Mast at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Laura Crotty at (202) 551-3563 or Jennifer Riegel at (202) 551-3575 with any other questions.

Sincerely,

/s/ Jennifer Riegel for

Jeffrey P. Riedler
Assistant Director